Exhibit 12.1

						Three Months Ended
	For the Year Ended May 31,					August 31,
	2012	2011	2010	2009	2008	2012	2011
						(unaudited)
	(In Thousands Except Per Share Data and Ratios)
Earnings Available for Fixed Charges

Earnings before income taxes	$93,203	$103,407	$65,614	$86,249	$105,340	$27,908	$25,419

Add:

Interest expense	36,247	28,143	25,532	30,225	28,366	10,058	7,054

Amortization of debt expense	1,831	2,524	1,301	1,191	1,125	543	464

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	9,993	9,284	7,744	7,548	6,207	3,038	2,309

Earnings available for fixed charges	$141,274	$143,358	$100,191	$125,213	$141,038	$41,547	$35,246

Fixed Charges

Interest expense	36,247	28,143	25,532	$30,225	$28,366	$10,058	$7,054

Amortization of debt expense	1,831	2,524	1,301	1,191	1,125	543	464

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	9,993	9,284	7,744	7,548	6,207	3,038	2,309

Total fixed charges	$48,071	$39,951	$34,577	$38,964	$35,698	$13,639	$9,827

Ratio of earnings to fixed charges	2.9	3.6	2.9	3.2	4.0	3.0	3.6